UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, November 11th, 2005.

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Dear Sirs:

We hereby inform you that all the matters examined at the Special Stockholders’ Meeting held on this date were approved, as follows:

• Board of Directors’ proposals to:

1.	Cancel 2,367,000 common stocks, acquired by the Company by means of stock buyback programs authorized by the Board of Directors, and 1,538 common stocks and 1,287 preferred stocks derived from the incorporation of the stockholders of Bradesco Seguros S.A., amounting to 2,368,538 common stocks and 1,287 preferred stocks, all of them are non-par, registered and book- entry stocks, held in treasury, representing its own capital stock, without reducing thereof;

2.	Increase the capital stock in the amount of R$3,000,000,000.00, increasing it from R$10,000,000,000.00 to R$13,000,000,000.00, by using a portion of the balance in the “Profit Reserve – Statutory Reserve” account, attributing to the Company’s stockholders, as bonus stock, on a free basis, one (1) new stock, of the same type, for each stock held.

It will be issued 489,926,571 non-par, registered, book-entry stocks, of which 244,957,152 are common stocks and 244,969,419 are preferred stocks, already taking into account the cancellation mentioned in item “1” above.

Simultaneously to the Brazilian Market operation, and in the same proportion, the bonus stock will occur in the form of DRs - Depositary Receipts in the U.S. (NYSE) and European (Latibex) Markets, attributing to the DRs holders, on a free basis, one (1) new DR for each DR held, which will continue to be traded at the ratio of one (1) preferred stock to each DR, in the respective markets.

The stocks issued by the Company will continue to be traded, entitled to stock bonus until the Company announces the record date of such right, which will occur after the Central Bank of Brazil approves the process.

The stocks resulting from the stock bonus will not imply an increase in the distribution of monthly dividends and/or interests on own capital, since this only aims at improving their liquidity. Thus, monthly interests on own capital to be distributed after including the stock bonus in the stockholders’ position, will have their amounts adjusted from R$0.057000 to R$0.028500 per common stock and from R$0.062700 to R$0.031350 per preferred stock, so that the stockholders continue receiving equal amount of Interests.

The unit cost attributed to the stock bonus, is R$6.123366597 pursuant to the provisions in Paragraph 1 of Article 25 of the Brazilian Internal Revenue Service Regulatory Instruction #25, as of 3.6.2001.

Dividends - Stocks resulting from the bonus stock will be entitled to monthly dividends and/or interests on own capital, and possibly complementary dividends and/or interests to be distributed from the date the stocks are included in the stockholders’ position. They will also be fully entitled to eventual advantages attributed to other stocks from the referred date.

3.	Amend the “caput” of Article 6 of the Company’s Bylaws, as a result of previous items.

These resolutions will come into force and become effective to third parties after they are ratified by the Central Bank of Brazil and after all the legal requirements for filing at the Board of Trade and publication are met.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11 , 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.